Filed by Queen’s Gambit Growth Capital

Pursuant to Rule 425 under the Securities Act of 1933

and deemed filed pursuant to Rule 14a-12

under the Securities Exchange Act of 1934

Subject Companies:

Queen’s Gambit Growth Capital

Commission File No.: 001-39908

Date: March 29, 2022

On March 29, Queen’s Gambit Growth Capital issued the following news release.

Queen’s Gambit Growth Capital Announces Deadline to Withdraw Redemption Requests

Transaction Expected to Close March 31, 2022

March 29, 2022 – New York, NY. – Queen’s Gambit Growth Capital (NASDAQ: GMBT) (“Queen’s Gambit”), a publicly traded special purpose acquisition company, in connection with their previously announced proposed business combination with Swvl Inc. (“Swvl”) and Pivotal Holdings Corp, a wholly owned subsidiary of Swvl (“Holdings”), today announced that it is permitting shareholders to withdraw their redemption requests until 3:00 p.m. Eastern Time, on March 30, 2022. Any shareholder wishing to withdraw a redemption request may do so by contacting Queen’s Gambit’s transfer agent, Continental Stock Transfer & Trust Company, at the following email address: mzimkind@continentalstock.com

The parties expect the business combination to close on March 31, 2022, subject to the satisfaction or waiver of customary closing conditions. Upon closing, post-combination Holdings’ Class A ordinary shares and warrants are expected to commence trading on Nasdaq, under the symbols “SWVL” and “SWVLW”, respectively, on April 1, 2022.

About Queen’s Gambit Growth Capital

Queen’s Gambit is an entirely female-led special purpose acquisition company, formed for the purpose of effecting a merger, share exchange, asset acquisition, share purchase, reorganization or similar business combination. Queen’s Gambit, led by Founder & Chief Executive Officer Victoria Grace, who is also a founding partner of Colle Capital Partners I LP, focused its search on a platform that provided disruptive solutions to its sector that promote sustainable development, economic growth and prosperity.

For additional information about Queen’s Gambit, please visit www.queensgambitspac.com.

About Swvl

Swvl is a global provider of transformative tech-enabled mass transit solutions, offering intercity, intracity, B2B and B2G transportation across more than 100 cities in over 20 countries. The Company’s platform provides complimentary semi-private alternatives to public transportation for individuals who cannot access or afford private options. Every day, Swvl’s parallel mass transit systems are empowering individuals to go where they want, when they want – making mobility safer, more efficient, accessible, and environmentally friendly. Customers can book their rides on an easy-to-use proprietary app with varied payment options and 24 / 7 access to high-quality private buses and vans.

Swvl was co-founded by Mostafa Kandil, who launched Carmudi in the Philippines, which became the largest car classifieds platform in the country in just six months. He then served as Rocket Internet’s Head of Operations. In 2016, Kandil joined Careem, a ride-sharing company and the first unicorn in the Middle East, where he launched services in multiple new markets.

For additional information about Swvl, please visit www.swvl.com.

Additional Information and Where to Find It

This news release relates to a proposed transaction among Swvl, Holdings and Queen’s Gambit. This news release does not constitute an offer to sell or exchange, or the solicitation of an offer to buy or exchange, any securities, nor shall there be any sale of securities in any jurisdiction in which such offer, sale or exchange would be unlawful prior to registration or qualification under the securities laws of any such jurisdiction. In connection with the proposed transaction, Holdings filed the Registration Statement with the SEC, which was declared effective by the SEC on March 15, 2022, which includes a joint proxy statement/prospectus. Queen’s Gambit and Holdings also will file other documents regarding the proposed transaction with the SEC. Before making any voting decision, investors and security holders of Queen’s Gambit are urged to read the Registration Statement, the proxy statement/prospectus and all other relevant documents filed or that will be filed with the SEC in connection with the proposed transaction as they become available because they will contain important information about the proposed transaction.

INVESTORS AND SECURITY HOLDERS ARE ADVISED TO READ THE REGISTRATION STATEMENT, PROXY STATEMENT/PROSPECTUS, ALL AMENDMENTS THERETO, AND ANY OTHER RELEVANT DOCUMENTS FILED WITH THE SEC CAREFULLY AND IN THEIR ENTIRETY BECAUSE THEY CONTAIN IMPORTANT INFORMATION ABOUT THE BUSINESS COMBINATION AND THE PARTIES TO THE BUSINESS COMBINATION. Investors and security holders can obtain copies of these documents and other documents filed with the SEC free of charge at www.sec.gov. The definitive proxy statement/final prospectus has been mailed to shareholders of Queen’s Gambit as of March 9, 2022 for voting on the business combination. Shareholders of Queen’s Gambit can also obtain copies of the proxy statement/prospectus without charge at the SEC’s website at www.sec.gov, or by directing a request to: Queen’s Gambit Growth Capital, 55 Hudson Yards, 44th Floor, New York, New York, 10001.

Participants in the Solicitation

Queen’s Gambit, Swvl and Holdings and their respective directors and executive officers may be deemed to be participants in the solicitation of proxies from Queen’s Gambit’s shareholders in connection with the proposed transaction. Investors and security holders may obtain more detailed information regarding the names and interests in the business combination of the directors and officers of Holdings, Swvl and Queen’s Gambit in the Registration Statement. Information about Queen’s Gambit’s directors and executive officers is also available in Queen’s Gambit’s Annual Form 10-K for the fiscal year ended December 31, 2020 and other relevant materials filed with the SEC. You may obtain a free copy of these documents as described in the preceding paragraph.

Forward-Looking Statements

Certain statements made herein are not historical facts but are forward-looking statements. Forward-looking statements generally are accompanied by words such as “believe,” “may,” “will,” “estimate,” “continue,” “anticipate,” “intend,” “expect,” “should,” “would,” “plan,” “predict,”

“potential,” “seem,” “seek,” “future,” “outlook” and similar expressions that predict or indicate future events or trends or that are not statements of historical matters. These forward-looking statements include, but are not limited to, statements regarding future events, the proposed business combination among Swvl, Holdings and Queen’s Gambit, the estimated or anticipated future results and benefits of the combined company following the business combination, including the likelihood and ability of the parties to successfully consummate the business combination, future opportunities for the combined company and other statements that are not historical facts.

These statements are based on the current expectations of Swvl and/or Queen’s Gambit’s management and are not predictions of actual performance. These forward-looking statements are provided for illustrative purposes only and are not intended to serve as, and must not be relied on, by any investor as a guarantee, an assurance, a prediction or a definitive statement of fact or probability. Actual events and circumstances are difficult or impossible to predict and will differ from assumptions. Many actual events and circumstances are beyond the control of Swvl and Queen’s Gambit. These statements are subject to a number of risks and uncertainties regarding Swvl’s business and the business combination, and actual results may differ materially. These risks and uncertainties include, but are not limited to: general economic, political and business conditions, including but not limited to the economic and operational disruptions and other effects of the COVID-19 pandemic; the inability of the parties to consummate the business combination or the occurrence of any event, change or other circumstances that could give rise to the termination of the business combination agreement; the number of redemption requests made by Queen’s Gambit’s shareholders in connection with the business combination; the outcome of any legal proceedings that may be instituted against the parties following the announcement of the business combination; the risk that the approval of the shareholders of Swvl or Queen’s Gambit for the potential transaction is not obtained; failure to realize the anticipated benefits of the business combination, including as a result of a delay in consummating the potential transaction or additional information that may later arise in connection with preparation of the Registration Statement and proxy materials, or after the consummation of the business combination as a result of the limited time Queen’s Gambit had to conduct due diligence; the risk that the business combination disrupts current plans and operations as a result of the announcement and consummation of the business combination; the ability of the combined company to execute its growth strategy, manage growth profitably and retain its key employees; competition with other companies in the mobility industry; Swvl’s limited operating history and lack of experience as a public company; recent implementation of certain policies and procedures to ensure compliance with applicable laws and regulations, including with respect to anti-bribery, anti-corruption, and cyber protection; the risk that Swvl is not able to execute its growth plan, which depends on rapid, international expansion; the risk that Swvl is unable to attract and retain consumers and qualified drivers and other high quality personnel; the risk that Swvl is unable to protect and enforce its intellectual property rights; the risk that Swvl is unable to determine rider demand to develop new offerings on its platform; the difficulty of obtaining required registrations, licenses, permits or approvals in jurisdictions in which Swvl currently operates or may in the future operate; the fact that Swvl currently operates in and intends to expand into jurisdictions that are, or have been, characterized by political instability, may have inadequate or limited regulatory and legal frameworks and may have limited, if any, treaties or other arrangements in place to protect foreign investment or involvement; the risk that Swvl’s drivers could be classified as employees, workers or quasi-employees in the jurisdictions they operate; the fact that Swvl has operations in countries known to experience high levels of corruption and is subject to territorial anti-corruption laws in these jurisdictions; the ability of Holdings to obtain or maintain the listing of its securities on a U.S. national securities exchange following the business combination; costs related to the business combination; Swvl’s acquisitions of controlling interests in Shotl Transportation, S.L, Viapool Inc. and door2doorGmbH may not be beneficial to Swvl as a result of the cost of integrating geographically disparate operations and the diversion of management’s attention from its existing business, among other things; and other risks that will be detailed from time to time in filings with the SEC. The foregoing list of risk factors is not exhaustive. There may be additional risks that Swvl presently does not know or that Swvl currently believes are immaterial that could also cause actual results to differ from those contained in forward-looking statements. In addition, forward-looking statements provide Swvl’s expectations, plans or forecasts of future events and views as of the date of this communication. Swvl anticipates that subsequent events and developments will cause Swvl’s assessments and projections to change. However, while Swvl may elect to update these forward-looking statements in the future, Swvl specifically disclaims any obligation to do so. These forward-looking statements should not be relied upon as representing Swvl’s assessments as of any date subsequent to the date of this communication. Accordingly, undue reliance should not be placed upon the forward-looking statements.

No Offer or Solicitation

This news release is for informational purposes only and is not a “solicitation” as defined in Section 14 of the Securities Exchange Act of 1934, as amended. This news release is neither an offer to purchase, nor a solicitation of an offer to sell, subscribe for or buy any securities or the solicitation of any vote in any jurisdiction pursuant to the business combination or otherwise, nor shall there be any sale, issuance or transfer of securities in any jurisdiction in contravention of applicable law. No offer of securities shall be made except by means of a prospectus meeting the requirements of Section 10 of the Securities Act of 1933, as amended.

Media Contact

Daniel Yunger

Kekst CNC

daniel.yunger@kekstcnc.com